

Mail Stop 3720

September 13, 2007

Julio Covarrubias Fernandez
Chief Financial Officer
Telecommunications Company of Chile
Avenida Providencia 111
Santago, Chile

> **Re:** **Telecommunications Company of Chile**
> **Form 20-F for Fiscal Year Ended December 31, 2006**
> **Filed April 13, 2007**
> **File No. 1-10579**

Dear Mr. Fernandez:

We have reviewed your supplemental response letter dated August 8, 2007 as well as your filing and have the following comments. As noted in our comment letter dated June 5, 2007, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Note 37(m). Connection Fees and Installation Costs, page F-58

1. We note your response to prior comment 5. We understand that you capitalize equipment since you retain ownership of the equipment and you expect to be able to refurbish it and install it at a different customer's home. However, we also note that you capitalize third-party labor costs for the installation of this equipment. Since the third-party labor costs to install at a specific customer's home are directly related to a specific service contract or customer, these costs are not considered property, plant and equipment under US GAAP. Further, such third-party labor costs are only recoverable from the specific customer's contract. Also, we note that you install the equipment generally free of charge. Based on these factors, it appears to us that the installation costs should be expensed as incurred unless these costs (including the cost of the equipment) can be recovered over the initial contract term for each specific customer. If these costs can be recovered over the initial contract term, the amortization period is limited to the initial contract term for each specific customer. Also, if a specific customer terminates its contract during the initial contract term, the related customer installation costs should be written-off. Please revise accordingly.

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may contact Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 if you have any other questions.

Sincerely,

Larry Spirgel
Assistant Director